UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Allocation of Remaining Unsubscribed Shares in the Capital Increase by Means of Subscription of New Shares

Banco Bradesco S.A. (“Bradesco” or “Company”), further to the information disclosed in the Material Fact and the Notice to Shareholders regarding the Capital Increase by Means of Subscription of New Shares, released on July 29, 2026 (the “Capital Increase”), hereby informs its shareholders and the market in general that, on September 4, 2026, the period for the exercise of preemptive rights for the subscription of shares in the Capital Increase (the “Preemptive Rights Exercise Period”) expired.

During the Preemptive Rights Exercise Period, a total of 402,471,777 (four hundred two million, four hundred seventy-one thousand, seven hundred seventy-seven) shares were subscribed, as set forth below:

Class of Shares	Issued Shares	Subscribed Shares	Subscribed Shares with interest in Remaining Shares	Total Remaining Shares
Common Shares	302.876.396	252.659.012	252.320.168	50.217.384
Preferred Shares	301.976.357	149.812.765	143.157.857	152.163.592
TOTAL	604.852.753	402.471.777	395.478.025	202.380.976

Accordingly, 202,380,976 (two hundred two million, three hundred eighty thousand, nine hundred seventy-six) shares remained unsubscribed, consisting of 50,217,384 (fifty million, two hundred seventeen thousand, three hundred eighty-four) common shares (“ON Shares”) and 152,163,592 (one hundred fifty-two million, one hundred sixty-three thousand, five hundred ninety-two) preferred shares (“PN Shares” and, together with the ON Shares, the “Remaining Unsubscribed Shares”).

As previously disclosed by the Company, the Remaining Unsubscribed Shares shall be allocated exclusively among those shareholders who exercised their preemptive rights and expressed their intention to reserve remaining unsubscribed shares during the Preemptive Rights Exercise Period, whereby: (i) each subscribed ON Share shall grant the right to subscribe for 19.902247370% ON Shares and 31.271512790% PN Shares; and (ii) each subscribed PN Share shall grant the right to subscribe for 51.173760160% PN Shares.

If the application of the allocation criteria results in fractional shares, only the whole number portion shall be considered and any fraction shall be disregarded. If the result is less than one share, no Remaining Unsubscribed Shares shall be available for subscription by the respective subscriber.

Subscribers who have expressed their intention to acquire the Remaining Unsubscribed Shares shall be entitled to subscribe for such shares from September 21, 2026 through September 25, 2026 (inclusive) (the “Unsubscribed Shares Subscription Period”), at the same issue prices applicable to the shares subscribed during the Preemptive Rights Exercise Period, namely, R$15.43 per ON Share and R$17.64 per PN Share.

The Remaining Unsubscribed Shares shall be paid up in cash, in Brazilian currency: (i) through debit to a checking account maintained with Bradesco on September 30, 2026; and/or (ii) via PIX, at the time of subscription of the Remaining Unsubscribed Shares, subject to the specific rules and procedures established by Bradesco, as the institution responsible for the bookkeeping of its issued shares (the “Bookkeeper”), and by the Central Securities Depository of B3 S.A. – Brasil, Bolsa, Balcão (the “Central Depositary” and “B3”, respectively).

Holders of rights to subscribe for Remaining Unsubscribed Shares whose shares giving rise to such rights are held in custody (i) with the Bookkeeper, must exercise their rights through the Bradesco Digital Documents Portal, available at: https://documentosdigitaiscustodia.bradesco/login; or (ii) with the Central Depositary, must exercise their rights through their respective custodians, in accordance with the procedures and deadlines established by such custodians.

The operating procedures for the exercise of rights to subscribe for Remaining Unsubscribed Shares by subscribers whose shareholding position is maintained with the Bookkeeper are available on the Bradesco Digital Documents Portal under the sections “FAQ – Frequently Asked Questions” and “Corporate Documents”, as well as through the “Questions” button available on the platform, in accordance with the procedures disclosed by the Company on July 29, 2026. Holders of rights to subscribe for Remaining Unsubscribed Shares whose positions are held in custody with the Central Depositary should contact their respective custodians for assistance.

During the Unsubscribed Shares Subscription Period, the assignment of rights to subscribe for Remaining Unsubscribed Shares shall be permitted. Subscribers wishing to trade their rights to subscribe for Remaining Unsubscribed Shares may do so, provided that they act with sufficient advance notice to enable the assigned rights to be exercised by the respective assignee within such period.

Holders of rights to subscribe for Remaining Unsubscribed Shares whose shares are recorded in the Bookkeeper’s books may assign their respective rights by completing the appropriate assignment instrument, which shall be made available by the Bookkeeper through the Bradesco Digital Documents Portal, within the Unsubscribed Shares Subscription Period. Shareholders holding rights to subscribe for Remaining Unsubscribed Shares whose shares are held in custody with the Central Depositary and who wish to assign such rights must contact and instruct their respective custodians between September 21, 2026 (inclusive) and September 24, 2026 (inclusive), subject to the applicable procedures established by their custodians.

The acquisition of rights to subscribe for Remaining Unsubscribed Shares does not, by itself, result in the subscription of shares. For the effective subscription of shares to occur, it is necessary to request the subscription through the Bookkeeper or through the custodians with whom such rights are traded, as applicable, within the relevant deadlines and subject to the applicable conditions.

Subscription receipts for the Remaining Unsubscribed Shares subscribed during the Unsubscribed Shares Subscription Period shall be made available to subscribers: (i) immediately upon payment of the Remaining Unsubscribed Shares, if the subscription is carried out directly through the Bookkeeper; or (ii) on the business day following the payment date of the respective Remaining Unsubscribed Shares, if the subscription is carried out through the Central Depositary. The subscription receipts may be traded on B3 as from September 30, 2026 until the date of approval of the Capital Increase by the Central Bank of Brazil (“BACEN”).

If any shares remain unsubscribed following the allocation process, the Company may elect either to conduct an additional allocation among subscribers who participated in the subscription of the Remaining Unsubscribed Shares or to hold an auction of unsubscribed shares on B3, as provided for in Article 171, Paragraph 7, of Law No. 6,404/1976, the procedures for which shall be disclosed to the market in due course. Alternatively, once the minimum subscription amount of BRL 8 billion has been reached and subject to the terms and conditions of the Capital Increase disclosed on July 29, 2026, the Company’s Board of Directors may resolve to partially approve the Capital Increase, in which case any unsubscribed shares shall be canceled.

The new shares issued in the Capital Increase shall be entitled to receive all benefits in full, including dividends, interest on shareholders’ equity and any other distributions that may be declared by Bradesco as from the approval of the Capital Increase by BACEN.

The Company shall keep its shareholders and the market in general informed of the next steps of the Capital Increase, pursuant to the applicable regulations.

Cidade de Deus, Osasco, SP, September 16, 2026

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 16, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.